August 3, 2007

Direct Phone Number:  214.651.5330

Direct Fax Number:  214.200.0768

Jennifer.wisinski@haynesboone.com

Via Federal Express and Edgar

Ms. Rebekah Toton

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street NW

Room 4561

Washington, DC  20549-0404

Re:

Validian Corporation

Preliminary Proxy Statement on Schedule 14A filed on July 20, 2007, File No. O-28423

Dear Ms. Toton:

Please find enclosed for filing on behalf of Validian Corporation (the “Company”) a revised preliminary proxy statement and form of proxy on Schedule 14A (the “Revised Proxy Statement”).  The changes in the Revised Proxy Statement reflect revisions made in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated July 27, 2007 as noted below.  For your convenience, we have restated the Staff’s comment below, together with a response to the comment.

We will courier to you, by overnight delivery, two clean and two marked courtesy copies of the Revised Proxy Statement.  The page number references to the Revised Proxy Statement that appear in this letter relate to the version filed with the Commission via EDGAR.

Preliminary Proxy Statement on Schedule 14A

Proposal 2, page 8

l.

You state that one of the reasons for the proposal to increase your number of authorized shares is to enable the conversion of outstanding 10% convertible notes for common stock.  Pursuant to Note A of Schedule 14A, it appears that you are seeking such approval to allow an exchange of these outstanding securities for common stock within the meaning of Item 12 of Schedule 14A.  Therefore, you should revise your document to include all the information called for by Item 12, including the information required by Item 13(a).  See Item 12(f) of Schedule 14A.

Response:  We have revised the discussion of Proposal 2 to include the information called for by Item 12 (see page 10 of the Revised Proxy Statement).  However, the Company respectfully submits that it should not be required to include financial statements in the Revised Proxy Statement as set forth in paragraph (a) of Item 13 of Schedule 14A.  While the proposed amendment to the Company’s Restated Certificate of Incorporation (the “Proposal”) would, if adopted, result in the convertibility of $835,000 principal amount of outstanding notes that are not currently convertible, Instruction No. 1 to Item 13 provides that “notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.”  For the reasons discussed below, the Company believes that the information prescribed by Item 13(a) is not material and would not be meaningful to a stockholder for the exercise of prudent judgment in regard to the Proposal.

The Proposal, if adopted, would permit the conversion of the principal of and interest on $835,000 of 10% convertible notes into up to approximately 16,596,806 shares of the Company’s common stock.  The fact that the notes will become convertible will not impact the Company’s stockholders’ equity, assets or liabilities.  If the notes are converted, the conversion would increase stockholders’ equity by a maximum of approximately $995,800, have no effect on assets, and liabilities would decrease by a maximum of approximately $995,800, being the amount of notes and accrued interest converted if converted at maturity.  Neither the convertibility of the notes nor the conversion would have any impact on the statements of cash flows.  The convertibility of the notes would not have an impact on the statement of operations; the conversion of the notes would result in a gain or loss on such conversion being reported in the statement of operations for the period in which the conversion takes place, if the market value of the Company’s common stock differs from the conversion price at the date of conversion.  Such gain or loss, if any, is not determinable at this time.

Please contact Jennifer Wisinski at 214.651.5330 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

Jennifer T. Wisinski

cc:

Bruce Benn

Ron Benn